UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ViroPharma Incorporated

File No. 000-21699 - CF# 23884

ViroPharma Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 29, 2009.

Based on representations by ViroPharma Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through July 19, 2019
Exhibit 10.5	through June 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Branch Chief